February 14, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Bernard Nolan, Staff Attorney

Re:	Net Element, Inc.

Amendment No. 1 to Registration Statement on Form S-3 Filed January 16, 2018

File No. 333-222466

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments dated as of February 9, 2018 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 that was filed on EDGAR on January 16, 2018 (the “Current Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Prospectus Summary

Recent Events

1.	We note your new disclosure regarding the development of the company’s anticipated blockchain technology solutions. Please expand the description to more specifically explain how the new “decentralized crypto-based ecosystem” will function, including a description of the blockchain on which it will function, and the services it will provide. Explain which “mainstream and alternative cryptocurrencies” your platform will support and the manner in which it will support those digital assets. Please also disclose any additional material risks that may arise with respect to these blockchain technology solutions.

In response to this comment, the Company has amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 2 to Form S-3 (the “Amendment”)) to expand, beginning on page 3 of Amendment, the description the company’s anticipated blockchain technology solutions to (i) more specifically explain how the new “decentralized crypto-based ecosystem” will function, including a description of the blockchain on which it will function, and the services it will provide; and (ii) explain which “mainstream and alternative cryptocurrencies” the Company’s platform will support and the manner in which it will support those digital assets.

Further, the Company disclosed additional material risks that may arise with respect to these blockchain technology solutions in the Risk Factors part of the Amendment beginning on page 7 of the Amendment.

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2.	You note that the “initial phase costs” relating to the development and deployment of your anticipated blockchain technology solutions is estimated to be $500,000. Please describe the scope of the initial phase and the extent to which additional funds will be needed to complete development and launch the anticipated blockchain technology solutions. Also discuss the source of the funds needed to pay the anticipated costs of the initial phase and subsequent phase(s).

In response to this comment, the Company has amended the Current Registration Statement (by filing with the Commission, concurrently with filing of this letter, the Amendment), to describe, beginning on page 3 of Amendment, the scope of the initial phase of the project, including setting forth the exact scope of the project on page 5 of the Amendment.

The Company further disclosed on page 5 of the Amendment that, while the Company expects that funding of the project will be from the current funds held by the Company, which is sufficiently funded to absorb such costs, the Company has yet to approximate its capital needs and might require additional capital to fully utilize its business plan on a go forward basis as the Company develops and deploys the ecosystem, cost of development of the ecosystem, value-added solutions as well as deployment and distribution costs.

3.	Please revise to explain the material terms of your partnership with Bunker Capital and the type of business activities contemplated by this partnership. In this regard, we note that Bunker Capital is a non-registered broker-dealer that assists with initial coin offerings. Further, tell us whether you intend to file the agreement with Bunker Capital.

In response to this comment, the Company has amended the Current Registration Statement (by filing with the Commission, concurrently with filing of this letter, the Amendment), to disclose on page 3 of the Amendment the material terms of the Company’s relationship with Bunker Capital and the type of business activities contemplated by such this relationship. The Company made a determination that the services agreement with Bunker Capital is not material and therefore, the Company does not have plans to file such agreement.

As of the date of this letter, the Company has been and is focused on the development of the blockchain technology solutions and has not made any commitment related to any digital securities offering and/or an initial coin offering. As of the date of this letter, Bunker Capital has not performed any services for the Company related to any digital securities offering and/or an initial coin offering. The Company understands that, if it determines to pursue any activity requiring a registered broker-dealer, the Company will separately obtain services of a registered broker-dealer.

4.	You also state that you are working to identify and invest in “unique projects” that combine blockchain technology and real world applications. Please expand your disclosure to discuss the type of projects that you are trying to identify. Tell us whether you anticipate that these projects will involve issuing, holding or trading in digital assets or cryptocurrencies. Please also provide a detailed description of the process and framework you will use for making this determination.

In response to this comment, the Company has amended the Current Registration Statement (by filing with the Commission, concurrently with filing of this letter, the Amendment), to (i) expand the disclosure to discuss on page 4 of Amendment the type of projects that the Company is trying to identify, (ii) provide detailed description of the process and framework for making such determinations and (iii) to explain that the Company does not have plans to hold or trade digital assets or cryptocurrencies at this time.

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The Company hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 2.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.

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